StadiumDrop, LLC. (the “Company”) a Texas Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant’s Review Report

Year ended December 31, 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
StadiumDrop, LLC.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 9, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2020
ASSETS	
Current Assets	
Cash and Cash Equivalents	274
Total Current Assets	274
TOTAL ASSETS	274
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Related Party Payable (See Note 5)	25,000
Accrued Interest on Related Party Payable	459
Total Current Liabilities	25,459
TOTAL LIABILITIES	25,459
EQUITY	
Member's contributions	2,947
Accumulated Deficit	(28,132)
Total Equity	(25,185)
TOTAL LIABILITIES AND EQUITY	274

Statement of Operations

	Year Ended December 31, 2020
Revenue	9,133
Gross Profit	9,133
Operating Expenses	
Advertising and Marketing	5,378
General and Administrative	31,427
Total Operating Expenses	36,805
Operating Loss	(27,673)
Interest Expense	460
Provision for Income Tax	-
Net Loss	(28,132)

Statement of Cash Flows

	Year Ended December 31, 2020
OPERATING ACTIVITIES	
Net Income	(28,132)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accrued Interest	459
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	459
Net Cash provided by Operating Activities	(27,673)
FINANCING ACTIVITIES	
Member Contributions	2,947
Debt Issuances	25,000
Net Cash provided by Financing Activities	27,947
Cash at the beginning of period	-
Net Cash increase (decrease) for period	274
Cash at end of period	274

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/23/20 (inception)	-	-	-
Paid in Capital	2,947		2,947
Net Loss		(28,132)	(28,132)
Ending Balance 12/31/2020	2,947	(28,132)	(25,185)

StadiumDrop, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

StadiumDrop, LLC ("the Company") was formed in Texas on January 23rd, 2020. The company earns revenue from fees generated by a mobile application that facilitates mobile concession ordering at stadiums and arenas in the United States.

The company will conduct a crowdfunding campaign under regulation CF in 2021 for the purposes of raising operating capital.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The company earns revenue by charging a service fee for orders facilitated through a mobile platform at stadiums and arenas within the United States. Revenue is recognized when the order is received by the customers. Our sole performance obligation is connecting customers and restaurants/concessions in airports. Because end-users access our platform for free and we have no performance obligation to end-users, end-users are not our customers.

Further, judgment is required in evaluating the presentation of revenue on a gross versus net basis based on whether we control the service provided to the end-user and are the principal in the transaction (gross), or we arrange for other parties to provide the service to the end-user and are the agent in the transaction (net). We have concluded that we are an agent as we arrange for restaurants/concessions to provide the service to the end user in all transactions.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a passthrough entity for tax purposes. Any associated income tax expense or benefit is the responsibility of each member. The company has not reached any threshold for an entity level tax on gross receipts in any jurisdiction.

Recent accounting pronouncements
Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. There were no material related party transactions that require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Related party loan. The company obtained $25k in cash in exchange for a promissory note and a 2.5% ownership interest in the company. The note accrues interest at 8% per annum and is due August 31st, 2021. The note is collateralized by a 7.5% ownership inters in the company/

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	25,000
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 - EQUITY

The company is a multimember LLC. Profits and losses are allocated to each member in accordance with their pro rata capital account balance. 100% of the company's single class of ownership interest is issued and outstanding.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 9, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures

of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. Our business is highly dependent on the reopening of stadiums and arenas across the United States. Should there be a slower reopening than expected or should fans be reluctant to attend games there would be a material adverse effect on our financial position and results of operation.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.